                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 11-K


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended August 31, 2000

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934


For the transition period from _______________ to ________________

Commission File Number    0-11488



                               Penford Corporation
                        Savings and Stock Ownership Plan



--------------------------------------------------------------------------------
                                  (Full title)



                               Penford Corporation
                       777 - 108TH AVENUE N.E., SUITE 2390
                         BELLEVUE, WASHINGTON 98004-5193



--------------------------------------------------------------------------------
                     (Name of issuer and address of issuer's
                           principal executive office)

              PENFORD CORPORATION SAVINGS AND STOCK OWNERSHIP PLAN


                                      INDEX




                                                                        Page No.
                                                                        --------
Financial Statements                                                      3-18


Signatures                                                                 19


EXHIBIT


Exhibit 23:  Consent of Independent Auditors                               20

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Penford Corporation Savings and Stock Ownership Plan
For the Years Ended August 31, 2000, 1999, and 1998 with Report of Independent Auditors

              Penford Corporation Savings and Stock Ownership Plan

                 Financial Statements and Supplemental Schedules


                   Years Ended August 31, 2000, 1999, and 1998




                                    CONTENTS

Report of Independent Auditors ...............................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits ..............................   2
Statements of Changes in Net Assets Available for Benefits ...................   3
Notes to Financial Statements ................................................   4

Supplemental Schedules

Schedule H, Line 4(i) -- Schedule of Assets Held for Investment Purposes
   at End of Year ............................................................  12
Schedule H, Line 4(j) -- Schedule of Reportable Transactions .................  13

                         Report of Independent Auditors

Administrative Committee
Penford Corporation Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Penford Corporation Savings and Stock Ownership Plan as of August 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended August 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 2000 and 1999, and the changes in its net assets available for benefits for each of the three years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of August 31, 2000 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Seattle, Washington
December 21, 2000                             ERNST & YOUNG LLP

              Penford Corporation Savings and Stock Ownership Plan

                 Statements of Net Assets Available for Benefits


                                                             AUGUST 31
                                                       2000             1999
                                                   -----------      -----------
ASSETS
Investments, at fair value (Note 3):
   Common trust funds                              $14,660,202      $14,137,803
   Common stock                                     14,434,582       10,187,583
   Participant loans                                   302,102          311,681
                                                   -----------      -----------
                                                    29,396,886       24,637,067

Receivables:
   Employer contributions                              579,894          600,385
   Due from broker for securities sold                 102,303           17,375
   Accrued interest and dividends                       45,025           35,735
                                                   -----------      -----------
                                                       727,222          653,495
                                                   -----------      -----------
Total assets                                        30,124,108       25,290,562

LIABILITIES
Accrued expenses                                        56,000           91,260
Due to broker for securities purchased                  25,559          285,229
                                                   -----------      -----------
Net assets available for benefits                  $30,042,549      $24,914,073
                                                   ===========      ===========


See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits


                                                              YEAR ENDED AUGUST 31
                                                    2000              1999               1998
                                                ------------      ------------       ------------
ADDITIONS
Contributions:
   Employer                                     $  1,145,893      $  1,196,559       $  2,213,306
   Participants                                    1,445,655         1,500,329          2,001,246

Investment income:
   Interest and dividends                            423,494           239,923            227,980
   Net appreciation (depreciation) in fair
     value of investments                          6,169,849         1,791,433         (2,426,997)
                                                ------------      ------------       ------------
Total investment income (loss)                     6,593,343         2,031,356         (2,199,017)

DEDUCTIONS
Benefits paid to participants                      3,864,117         2,625,234          1,934,523
Transfer of Plan assets to the Penwest
   Pharmaceuticals Co. Savings Plan
   (Note 1)                                               --         3,591,829                 --
Administrative expenses                              192,298           181,739            231,771
                                                ------------      ------------       ------------
Net increase (decrease)                            5,128,476        (1,670,558)          (150,759)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                                 24,914,073        26,584,631         26,735,390
                                                ------------      ------------       ------------
End of year                                     $ 30,042,549      $ 24,914,073       $ 26,584,631
                                                ============      ============       ============


See accompanying notes.

              Penford Corporation Savings and Stock Ownership Plan

                          Notes to Financial Statements

                                 August 31, 2000



1. DESCRIPTION OF THE PLAN

The following description of the Penford Corporation Savings and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the actual Plan document or the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan Administrative Committee.

GENERAL

The Plan is a defined-contribution plan available to all U.S. employees who have completed three months of service with Penford Corporation (the Company), including part-time employees. The Plan was created effective September 1, 1984. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

At the end of fiscal 1998, the Company completed a tax-free distribution to its shareholders of the Company's pharmaceuticals subsidiary, Penwest Pharmaceuticals Co. (PPCO). On August 31, 1998, the Company's shareholders of record on August 10, 1998 received PPCO shares on a basis of three shares of PPCO for every two shares of the Company. The Plan received the distributions of PPCO shares effective September 1, 1998.

Penford and PPCO entered into an Employee Benefits Agreement that went into effect upon the successful spin-off. Among other provisions, the agreement established a separate defined contribution plan for PPCO employees substantially the same in all material features to the Plan. On September 1, 1998, the Plan transferred to the trustee of the newly established PPCO plan all assets and liabilities relating to the 99 PPCO employees who participated in the Plan, including the Company's discretionary contribution for fiscal 1998. PPCO employees are able to participate in the new plan to the extent eligible and received credit for all eligibility, vesting, and benefit accrual service for all service credited for such purposes under the Company's Plan. The Company paid all costs related to the separation of the plan and PPCO paid all costs related to formation of the new plan.

CONTRIBUTIONS

Participants may contribute up to 12% of their annual compensation. Participants may elect to invest their contribution in any of the Plan's fund options, with the exception of the PPCO Stock Fund. Following the initial investment in the PPCO Stock Fund on September 1, 1998, no additional investments are allowed. At any time, but limited to

              Penford Corporation Savings and Stock Ownership Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

once per month, participants have the opportunity to change the investment option previously elected. The Company matches 75% of the first 6% of compensation contributed to the Plan. Company matching contributions are made in the form of Penford Corporation common stock. The Company may also make annual discretionary contributions to the Plan. Company discretionary contributions are allocated based on participant compensation. Company discretionary contributions for fiscal years 2000, 1999, and 1998 were $378,849, $393,405, and $636,498, respectively. The discretionary contribution for fiscal year 1998 includes amounts related to PPCO participants. Forfeitures are used to reduce employer contributions to the Plan for the next Plan year.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and discretionary contributions to the Plan as well as allocations of earnings or losses on the Plan's investments. Allocations of Plan earnings are based on each participant's account balance.

VESTING

Participants are immediately vested in their contributions, plus actual earnings thereon. Company contributions and related earnings vest in accordance with the following schedule:

                                         PERCENT
 CREDITED SERVICE                         VESTED
------------------                       -------
Less than one year                           0%
One year                                    20%
Two years                                   40%
Three years                                 60%
Four years                                  80%
Five years or more                         100%

In the event of disability, attainment of age 65, or death, the participant is fully vested.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash, unless elected to be made in Penford stock, as soon as practicable after termination.

              Penford Corporation Savings and Stock Ownership Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants are eligible for distribution of 100% of their vested account balance, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement date, at death, or at total disability, as defined by the Plan document.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrative Committee. Principal and interest are paid ratably through payroll deductions.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Assets of the Plan are invested in six funds, including four common trust funds and two common stock funds. The common stock funds are comprised of the Company's common stock and the common stock of PPCO to the extent participants received PPCO shares in connection with the spin-off of PPCO in 1998. The unit value of each common trust fund is stated at fair value, determined on a daily basis by reference to the market values of the underlying assets. Investments in common stock are stated at fair value based on closing market prices on the last business day of the year.

Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

              Penford Corporation Savings and Stock Ownership Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BASIS OF PRESENTATION

The accounting records of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the value of participants' account balances, and in the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation. These reclassifications had no effect on net assets available for benefits.

              Penford Corporation Savings and Stock Ownership Plan

3. INVESTMENTS

The Plan's investments are held by Frank Russell Trust Company, the Trustee of the Plan. Individual investments whose fair value was in excess of 5% of Plan net assets at year-end were as follows:

                                                                    AUGUST 31
                                                               2000            1999
                                                            ----------      ----------
Penford Corporation common stock*                           $9,674,227      $7,028,688

Penwest Pharmaceuticals Co. common stock*                    4,760,355       3,158,895

Frank Russell Trust Company Commingled Employee
   Benefit Funds Trust Short-Term Investment Fund            2,102,968       2,062,309

Frank Russell Trust Company Commingled Employee
   Benefit Funds Trust Global Aggressive Balanced Fund       6,738,399       7,136,295

Frank Russell Trust Company Commingled Employee
   Benefit Funds Trust Tactical Asset Allocation Fund        2,317,839       2,290,834

Frank Russell Trust Company Commingled Employee
   Benefit Funds Trust Global Equity Fund                    3,500,996       2,648,365

*Nonparticipant directed

              Penford Corporation Savings and Stock Ownership Plan

3. INVESTMENTS (CONTINUED)

During the years ended August 31, 2000, 1999, and 1998, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                   NET APPRECIATION
                                                    (DEPRECIATION)
                                                    IN FAIR VALUE      FAIR VALUE AT
                                                    OF INVESTMENTS      END OF YEAR
                                                   ----------------    -------------
Year Ended August 31, 2000

Fair value as determined by quoted unit price:
   Common trust funds                               $  1,875,149       $ 14,660,202
   Common stock                                        4,294,700         14,434,582
Participant loans, at estimated fair value                    --            302,102
                                                    ------------       ------------
                                                    $  6,169,849       $ 29,396,886
                                                    ============       ============

Year Ended August 31, 1999

Fair value as determined by quoted unit price:
   Common trust funds                               $  2,549,825       $ 14,137,803
   Common stock                                         (758,392)        10,187,583
Participant loans, at estimated fair value                    --            311,681
                                                    ------------       ------------
                                                    $  1,791,433       $ 24,637,067
                                                    ============       ============

Year Ended August 31, 1998

Fair value as determined by quoted unit price:
   Common trust funds                               $    377,791       $ 12,837,860
   Common stock                                       (2,804,788)        12,879,398
Participant loans, at estimated fair value                    --            308,758
                                                    ------------       ------------
                                                    $ (2,426,997)      $ 26,026,016
                                                    ============       ============

              Penford Corporation Savings and Stock Ownership Plan

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The Penford Corporation Stock Fund and the PPCO Stock Fund both contain amounts to which participants have not yet vested, and therefore, cannot be directed into other investment funds by the participants. As the breakdown between amounts that are participant directed and nonparticipant directed cannot be readily determined, the funds are considered to be nonparticipant directed. Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                              AUGUST 31
                                                        2000              1999
                                                    ------------      ------------
Investments, at fair value:
   Common trust funds                               $    569,012      $    206,723
   Penford Corporation common stock                    9,674,227         7,028,688
   Penwest Pharmaceuticals Co. common stock            4,760,355         3,158,895
Employer contributions receivable                        579,894           600,385
Due from broker for securities sold                           --            17,375
Accrued interest and dividends                            35,171            26,770
Less: Due to broker for securities purchased                  --          (262,769)
                                                    ------------      ------------
                                                    $ 15,618,659      $ 10,776,067
                                                    ============      ============



                                                                   YEAR ENDED AUGUST 31
                                                          2000              1999              1998
                                                      -----------       -----------       -----------
Changes in net assets:
   Contributions:
     Employer                                         $ 1,145,893       $ 1,196,559       $ 1,579,026
     Participants                                         186,208           196,519           386,582
   Interfund transfers                                    830,515          (146,153)          178,508
   Interest and dividends                                 159,001            99,990            87,466
   Net appreciation (depreciation) in fair
     value of investments                               4,294,700          (758,392)       (2,804,788)
   Benefits paid to participants                       (1,773,725)         (872,267)         (966,644)
   Transfer of Plan assets to the Penwest
     Pharmaceuticals Co. Savings Plan                          --        (2,547,211)               --
                                                      -----------       -----------       -----------
                                                      $ 4,842,592       $(2,830,955)      $(1,539,850)
                                                      ===========       ===========       ===========

              Penford Corporation Savings and Stock Ownership Plan

5. RECONCILIATION TO FORM 5500

The following provides a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                          AUGUST 31
                                                                   2000              1999
                                                                -----------      -----------
Net assets available for benefits, per the financial
   statements                                                   $30,042,549      $24,914,073
Less:  Benefit claims payable, per Form 5500                         35,118               --
                                                                -----------      -----------
Net assets available for benefits, per Form 5500                $30,007,431      $24,914,073
                                                                ===========      ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          YEAR ENDED AUGUST 31
                                                                          2000            1999
                                                                       ----------      ----------
Benefits paid to participants, per the financial statements            $3,864,117      $2,625,234
Plus:  Benefit claims payable at the end of the year, per
         Form 5500                                                         35,118              --
                                                                       ----------      ----------
Benefits paid to participants, per Form 5500                           $3,899,235      $2,625,234
                                                                       ==========      ==========

Benefit claims payable are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but are not recorded in the financial statements until benefit claims are paid.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated December 13, 1995 that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Plan document and the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statements date.

                             Supplemental Schedules

              Penford Corporation Savings and Stock Ownership Plan

    Schedule H, Line 4(i) -- Schedule of Assets Held for Investment Purposes
                                 at End of Year
                          (EIN: 91 -- 1221360, PN: 003)

                                 August 31, 2000


                                                       (c)
                    (b)                DESCRIPTION OF INVESTMENT INCLUDING
       IDENTITY OF ISSUE, BORROWER,   MATURITY RATE, RATE OF INTEREST, PAR,         (d)              (e)
 (a)     LESSOR, OR SIMILAR PARTY               OR MATURITY VALUE                  COST         CURRENT VALUE
----------------------------------------------------------------------------------------------------------------
      Common Trust Funds:

  *     Frank Russell Trust Company  2,102,968 units of the Commingled
                                     Employee Benefit Funds Trust
                                     Short-Term Investment Fund                   $      (1)      $ 2,102,968

  *     Frank Russell Trust Company  266,066 units of the Commingled
                                     Employee Benefit Funds Trust
                                     Global Aggressive Balanced Fund                     (1)        6,738,399

  *     Frank Russell Trust Company  73,878 units of the Commingled
                                     Employee Benefit Funds Trust Tactical
                                     Asset Allocation Fund                               (1)        2,317,839

  *     Frank Russell Trust Company  92,855 units of the Commingled
                                     Employee Benefit Funds Trust Global
                                     Equity Fund                                         (1)        3,500,996

      Common Stock:

  *     Penford Corporation          531,916 common shares                         7,254,823        9,674,227

  *     Penwest Pharmaceuticals Co.  371,540 common shares                         3,089,007        4,760,355

  *     Participant loans            Interest at prime plus 1%; various
                                     maturities                                           --          302,102
                                                                                                  -----------
                                                                                                  $29,396,886
                                                                                                  ===========

*Denotes party-in-interest.
(1) Cost information is omitted as investments are participant directed.

              Penford Corporation Savings and Stock Ownership Plan

          Schedule H, Line 4(j) -- Schedule of Reportable Transactions
                          (EIN: 91 -- 1221360, PN: 003)

                                 August 31, 2000


                                                                                                               (h)
                                                                                                             CURRENT
                                                                                                             VALUE OF
                     (a)                              (b)             (c)           (d)           (g)        ASSET ON        (i)
         IDENTITY OF PARTY INVOLVED              DESCRIPTION OF     PURCHASE      SELLING       COST OF     TRANSACTION    NET GAIN
          AND DESCRIPTION OF ASSET                TRANSACTION        PRICE         PRICE        ASSETS         DATE       OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (iii) -- A series of transactions
  in excess of 5% of Plan assets.

Penford Corporation*                             Common stock       $      --    $2,655,932    $1,926,203    $2,655,932    $729,729

Penford Corporation*                             Common stock       3,419,945            --     3,419,945     3,419,945          --


There were no Category (i), (ii), or (iv)
  reportable transactions during 2000.
*Denotes party-in-interest.
Columns (e) and (f) are not applicable.

                                   SIGNATURES


        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Penford Corporation Savings and
                                       Stock Ownership Plan


February 26, 2001                      By:  /s/ Jeffrey T. Cook
                                           -------------------------------------
                                           Jeffrey T. Cook
                                           President and Chief Executive Officer
                                           -- Penford Corporation Savings and
                                           Stock Ownership Plan Administrative
                                           Committee, Vice President

                               INDEX TO EXHIBITS

Exhibit No.                             Title
-----------                           ---------

    23             Consent of Ernst & Young LLP, Independent Auditors